Exhibit 2 (b)
AMENDMENT TO THE
SHARE PURCHASE AGREEMENT
THIS AMENDMENT to the Share Purchase Agreement (as defined below) made as of the 12th day of February, 2010.
AMONG:
BROOKFIELD SPECIAL SITUATIONS MANAGEMENT LIMITED (f/k/a TRICAP MANAGEMENT LIMITED), a corporation governed by the laws of Ontario
(“Vendor”)
- and –
P.H. GLATFELTER COMPANY, a corporation governed by the laws of Pennsylvania
(“Parent”)
- and –
GLATFELTER CANADA INC., a corporation governed by the laws of Canada
(“Buyer”)
RECITALS:
1.	Vendor, Buyer and Parent are parties to that certain Share Purchase Agreement, dated as of January 4, 2010 (the “Share Purchase Agreement”). Unless otherwise defined herein or the context otherwise requires, terms used in this Amendment, including its preamble and recitals, shall have the meanings provided in the Share Purchase Agreement.
2.	In connection with Vendor’s obligations pursuant to Section 4.1(j) of the Share Purchase Agreement, the Company intends to issue to Vendor, and Vendor intends to subscribe for from the Company, 15,814,639 new common shares of the Company (the “Share Issuance”).
3.	Pursuant to Section 5.1(e)(ii) of the Share Purchase Agreement, the prior written consent of Buyer is required in order for the Company to effect the Share Issuance, and Buyer hereby grants its consent to the Share Issuance.
4.	The parties have agreed to make certain other changes to the Share Purchase Agreement in connection with the Closing.

NOW THEREFORE, in consideration of the mutual covenants in this Amendment and for other consideration (the receipt and sufficiency of which are acknowledged), the Parties hereby agree as follows:
     1. The following definition shall be added to Section 1.1 of the Share Purchase Agreement as Section 1.1(zz) and all other definitions shall be renumbered accordingly:
“German Real Estate Transfer Tax Amount” means the amount payable under the German Act on Real Estate Transfer Tax (Grunderwerbsteuergesetz), which amount the parties agree shall be $616,476 for purposes of this Agreement.
     2. The definition of “Purchased Shares” set forth in Section 1.1(rrrr) of the Share Purchase Agreement shall be deleted and replaced with the following:
“Purchased Shares” means (i) the Outstanding Shares, (ii) all of the common shares issued by the Company on the conversion of the Vendor Loans in accordance with Section 4.1(h), and (iii) all of the common shares issued by the Company to Vendor in connection with the actions to be taken by Vendor in order to fulfill its obligations pursuant to Section 4.1(j).
     3. The definition of “Working Capital” set forth in Section 1.1(rrrrr) of the Share Purchase Agreement shall be deleted and replaced with the following:
“Working Capital” means (i) cash, accounts receivables, inventory and prepaid expenses less (ii) accounts payable and accrued liabilities, in each case, of the Company and its Subsidiaries; provided, that (i) the following items shall be excluded from the calculation of Working Capital: (x) any Indemnified Taxes, (y) any current derivative related assets and current derivative related liabilities and (z) the Employee Bonus Amount, and (ii) for purposes of calculating the Estimated Closing Working Capital and the Final Closing Working Capital, (A) the amount of Inventory shall not exceed $34,412,000 and (B) the amount of cash shall not exceed $2,750,000.
     4. The second sentence of Section 2.1 of the Share Purchase Agreement shall be deleted and replaced with the following:
Subject to Section 2.4, the aggregate purchase price payable by Buyer to Vendor for the Purchased Shares shall be equal to: (a) $246,500,000, (b) less an amount equal to one half of the German Real Estate Transfer Tax Amount and (c) either: (i) plus, if the Estimated Closing Working Capital is greater than the Target Closing Working Capital, the difference between the Estimated Closing Working Capital and the Target Closing Working Capital, or (ii) minus, if the Estimated Closing Working Capital is less than the Target Closing Working Capital, the difference between the Estimated Closing Working Capital and the Target Closing Working Capital (the “Purchase Price”).
     5. The last sentence of Section 3.1(b)(i) of the Share Purchase Agreement shall be deleted and replaced with the following:
Section 3.1(b)(i) of the Disclosure Letter sets forth the names of each beneficial owner of (A) the Outstanding Shares as of the date hereof and (B) the Purchased Shares immediately prior to the Closing, in each case, together with their corresponding ownership percentages.
     6. Sections 5.11(b) and (c) shall be deleted from the Share Purchase Agreement in their entirety.
     7. Schedule 1.1(eeee) to the Share Purchase Agreement shall be deleted and replaced with Schedule 1.1(eeee) attached hereto.
     8. By executing this Amendment, Buyer hereby consents to the Share Issuance in accordance with Section 5.1(e)(ii) of the Share Purchase Agreement.
     9. References to the Share Purchase Agreement. All references to the Share Purchase Agreement in any agreement or document entered into or delivered in connection with the Share Purchase Agreement shall be deemed to refer to the Share Purchase Agreement as amended hereby.
     10. Ratification of the Share Purchase Agreement. Notwithstanding anything to the contrary herein contained or any claims of the parties to the contrary, the Parties agree that the Share Purchase Agreement is in full force and effect and shall remain in full force and effect, as amended by this Amendment, and each of the Parties thereto, hereby ratifies and confirms its obligations thereunder.
     11. References; No Waiver. All references in the Share Purchase Agreement to “this Agreement,” “hereof,” “hereto” and “hereunder” shall be deemed to be references to the Share Purchase Agreement as amended hereby.
     12. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated, in all respects, as an Ontario contract. Subject to Section 8.13 of the Share Purchase Agreement, all Claims arising out of this Amendment or any of the transactions contemplated hereby, including any question regarding the existence, validity or termination of this Amendment and any dispute relating to a Party’s entitlement to indemnification under Article 6 of the Share Purchase Agreement, shall be heard and determined exclusively by the courts of the Province of Ontario. Consistent with the preceding sentence, each Party hereby (i) irrevocably submits to the exclusive jurisdiction of the Superior Court of Justice of the Province of Ontario located in the City of Toronto for purposes of any such Claim arising out of or relating to this Amendment brought by any Party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defence, or otherwise, in any such Claim, any Claim that it is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that such Claim is improper, or that this Amendment or the transactions contemplated hereby may not be enforced in or by the above-named court.
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IN WITNESS WHEREOF the Parties have hereunto duly executed this Amendment on the date first above written.

BROOKFIELD SPECIAL SITUATIONS MANAGEMENT LIMITED
Per:	/s/ Pierre McNeil
	Name:	Pierre McNeil
	Title:	Senior Vice President

Per:	/s/ Sam Ramadori
	Name:	Sam Ramadori
	Title:	Vice President

P. H. GLATFELTER COMPANY
Per:	/s/ Thomas G. Jackson
	Name:	Thomas G. Jackson
	Title:	Vice President, General Counsel and Secretary

GLATFELTER CANADA INC.
Per:	/s/ Thomas G. Jackson
	Name:	Thomas G. Jackson
	Title:	President

Per:	/s/ Donald R. Gross
	Name:	Donald R. Gross
	Title:	Treasurer